CERTIFICATE OF AMENDMENT
TO
AMENDED AND RESTATED CERTIFICATE OF TRUST
OF
AIP ALTERNATIVE STRATEGIES FUNDS

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, as amended, the undersigned Trustee of AIP Alternative Strategies Funds, a Delaware statutory trust (the “Trust”), executed this Certificate of Amendment, which sets forth the following:

1.	The name of the Trust is AIP Alternative Strategies Funds.

2.
The Amended and Restated Certificate of Trust of the Trust dated as of August 5, 2002, and filed on August 6, 2002, is hereby amended by changing Article FIRST thereof so that, as amended, Article FIRST shall read in its entirety as follows:

“FIRST: The name of the statutory trust is: Hatteras Alternative Mutual Funds Trust.”

3.	This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned Trustee has executed this Certificate of Amendment on this 23rd day of February, 2010.

/s/ David B. Perkins
Name: David B. Perkins
Title: Trustee